Exhibit 99.2

“This email is being sent on behalf of Earl Lewis”

“Yesterday, we announced a definitive agreement to acquire ICx Technologies, Inc. (NASDAQ symbol ICXT) for approximately $274 million, or $7.55 per fully diluted ICx share. The final closing of the acquisition is subject to usual conditions, including antitrust waiting periods and the ability of ICx to accept a higher offer under certain circumstances, but is expected to occur during the fourth quarter of this year. We will pay for the acquisition with cash on hand, while retaining substantial liquidity and financial flexibility for the future.

ICx is a leading provider of integrated advanced sensing technologies for homeland security, force protection and critical infrastructure applications. They are an established leader in a wide spectrum of detection and surveillance technologies, and have a robust intellectual property portfolio. For the twelve months ended June 30, 2010, ICx reported revenue of approximately $168 million.

Acquiring ICx will allow us to add market leading chemical, biological, radiation, nuclear and explosives detection technologies to our existing product portfolio, and enhance our ability to provide integrated solutions to our customers. Both companies share a vision of developing advanced integrated technologies and leading products, and with our global infrastructure we can continue to drive innovation and growth. I am convinced ICx is a very good fit for FLIR as it extends our security and surveillance business through radar, tower, and integration solutions as well as diversifies our capabilities into new detection techniques for anti-terrorism.

We will operate ICx as a part of our Government Systems division, led by Bill Sundermeier. We will outline a more detailed integration plan upon closure of the transaction. In the meantime I want to thank all of you for your contributions to FLIR. We look forward to welcoming ICx’s employees to FLIR upon closing.”

Regards,

Earl Lewis

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